[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 2, 2005

Via EDGAR, Facsimile and Electronic Mail

Susan C. Block
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0303

RE:	IAC/InterActiveCorp
Form S-4 filed on April 26, 2005
File No. 333-124340

Dear Ms. Block:

On behalf of our client, IAC/InterActiveCorp (the “Company” or “IAC”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in a letter dated May 26, 2005, in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed by IAC with the Securities and Exchange Commission (the “Commission”) on April 26, 2005, and relating to the merger of Ask Jeeves, Inc. (“Ask Jeeves”) into a wholly owned subsidiary of IAC.  For your convenience, in this letter the text of the Staff’s comments is set forth in bold text followed by the responses of the Company.  IAC is also filing today Amendment No. 1 to the Registration

Statement (the “Amended Registration Statement”), which is responsive to comments of the Staff as set forth below.

General

1.                                      Comment:  Please revise as necessary your filing on Form S-4 (file no. 333-124303) filed April 25, 2005, to conform to the following comments.

Response:  In response to the Staff’s comment, IAC and Expedia will revise the disclosure in the joint Registration Statement on Form S-4 of IAC and Expedia, Inc. to the extent necessary to conform to the Staff’s comments.

Cover Page

2.                                      Comment:  Please include on the cover page the amount of securities being registered.  See Item 501(b)(2) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure has been revised on the cover page.

3.                                      Comment:  Please provide IAC/InterActiveCorp’s trading price as of the most recent practical date.

Response:  In response to the Staff’s comment, the disclosure has been revised on the cover page.

4.                                      Comment:  Please name the market for IAC/InterActiveCorp’s common stock and the trading symbol for those securities.  See Item 501(b)(4) of Regulation S-K.

Response:  In response to the Staff’s comment, the disclosure has been revised on the cover page.

Important

5.                                      Comment:  Specify the date by which security holders must request this information.  You must highlight this statement by print type or otherwise.  See Item 2 of Form S-4.

Response:  In response to the Staff’s comment, the disclosure has been revised in the above-mentioned section.

Questions and Answers about the Merger, page 1

6.                                      Comment:  Please disclose here the value of the exchange in terms of price per share that the exchange ratio will yield to Ask Jeeves shareholders and what premium that represents.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 1.

The Merger, page 5

7.                                      Comment:  Please clarify what is meant by IAC expects to issue approximately 74.8 million shares and approximately 88 million on a fully diluted treasury method basis.

Response: In response to the Staff’s comment, the disclosure has been revised on page 6.

Interests of Certain Persons in the Merger, page 6

8.                                      Comment:  Please quantify the aggregate amount of money that will be paid to directors and executive officers in the merger.  Also, clarify here, if true, that there may be continuing employment opportunities for executive officers in the new enterprise after the merger and disclose the incentives to be paid to those executives.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 7.

Recent Developments, page 20

9.                                      Comment:  Please describe the acquisition amount and type of consideration used to acquire Cornerstone Brands, Inc.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 22.

Risk Factors, page 21

10.                               Comment:  Please note that the information may be incorporated by reference into the proxy statement only as permitted by items in Form S-4.  It appears that you are not eligible to incorporate by reference under Item 3 of Form S-4.  Please revise to include the information required by this Item, or provide us with your analysis as to why you believe you can incorporate by reference.  Also, please provide here the risk factors that you refer to in Appendix E, as necessary.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 23 and 29-39.

IAC is controlled by Mr. Diller…, page 24

11.                               Comment:  Please describe the voting arrangement in more detail, including the number and percentage of shares and voting power held by the various parties.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 26 and 27.

Solicitation of Proxies, page 30

12.                               Comment:  We note that proxies may be solicited by mail, telephone or internet.  Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response:  Ask Jeeves has advised the Company that it confirms that it will file all written soliciting materials, including scripts, with the Commission to the extent required by the Securities Exchange Act of 1934 and the rules promulgated thereunder.

The Merger, page 31

13.                               Comment:  We note your disclosure at the December 3, 2004 meeting the board discussed reviewing strategic alternatives.  Please revise to disclose any alternatives you considered.  Also revise to expand upon any alternative transactions discussed with the three alternate parties.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 44 of the Amended Registration Statement to clarify that no specific alternatives were considered by the Ask Jeeves Board of Directors at its December 3, 2004 meeting.  In addition, the disclosure has been revised where applicable to expand the discussion of alternate transactions to the extent discussed with the three alternate parties.  See the revised disclosure on pages 46 through 50 of the Amended Registration Statement.

14.                               Comment:  Generally, revise this section to provide more complete description of the matters discussed and conclusions reached at Ask Jeeves’ board meetings.  Three examples, among several, of areas which should be expanded are (i) with regard to the January 27 special meeting discussing potential strategic transactions with the first, second and third alternate parties—what conclusions were reached with respect to these parties; (ii) with regard to the February 24 special meeting where Allen & Company updated the board on the status of discussions with IAC and the likelihood of receiving a firm offer in the near future—what was the status and what was the likelihood; and (iii) with regard to the March 15 alternate cash and stock structure proposed by Mr. Kaufman—what was the proposal and why was it less desirable?

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 46-49.

15.                               Comment:  Please describe what occurred with respect to the second and third alternate parties’ interest in Ask Jeeves between March 17 when the second alternate party contacted Allen & Company to express its interest in a transaction and the March 18 decision to accept IAC’s offer.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 50.

16.                               Comment:  Please state clearly, if true, that the offer from IAC is the highest offer you received.  If not, disclose the higher offer and explain in detail why it was not accepted.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 50 to clarify that the IAC offer was the only formal offer that Ask Jeeves received.

Recommendation of the Ask Jeeves Board of Directors, page 36

17.                               Comment:  It is not clear from the presentation whether the board conducted financial analysis or merely relied on the fairness opinions provided by Allen & Company and Citigroup.  Please clarify.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 53.

18.                               Comment:  Please revise to include the “additional factors” listed on page 37 in one of two lists.  One of the lists should be factors that favor the merger and the other factors that do not favor the merger.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 52-54.

19.                               Comment:  In this regard, the factors supporting or not supporting the merger must be explained in enough detail for investors to understand.  Conclusory statements or listing of generalized areas of consideration, such as “historical information concerning the respective businesses” and “current financial market conditions” should be expanded upon to explain how they were taken into account for this transaction.  You will need to revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 52-54.

Opinions of Ask Jeeves’ Financial Advisors, page 39

20.                               Comment:  Please disclose why the board chose to hire two financial advisors.  Also, disclose the amounts known or estimated to be received by Allen & Company and Citigroup and their affiliates for services rendered to the Company for the previous two years.  See Item 1015(b) of Regulation M-A.

Response:  In response to the Staff’s comment, the disclosure has been revised on page [•].

21.                               Comment:  Please supplementally send us a copy of the board book and any other materials prepared by Allen & Company and Citigroup to assist the board in evaluating the transaction.  Also, provide us with a copy of the engagement letters.

Response:  Ask Jeeves has informed the Company that Allen & Company and Citigroup will be sending to the Staff under separate cover copies of their respective engagement letters and Board Books that were delivered to the Ask Jeeves board of directors.

22.                               Comment:  To the extent Allen & Company and Citigroup relied on management projections in their analyses, these projections should be disclosed in this filing.

Response: Ask Jeeves has informed the Company that although in the course of their respective due diligence each of Allen & Company and Citigroup reviewed certain Ask Jeeves’ projections, Ask Jeeves has been advised by Allen & Company and Citigroup that neither relied upon any of such projections in its analysis.

Opinion of Allen & Company LLC, page 39

23.                               Comment:  Please describe the relationships, discussed on page 40, between Allen & Company and IAC and Ask Jeeves and the potential conflicts of interest arising from these relationships in the risk factors section.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 62.

24.                               Comment:  Please revise the discussion of the various analyses used by Allen & Company so that recipients of the proxy statement/prospectus can understand exactly what each analysis indicates.  What are they used to show?  We offer some additional guidance in the comments below.  As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and its conclusion such that an investors will understand how this analysis supports a conclusion that the transaction is fair.

Response:  In response to the Staff’s comment, the disclosure has been revised.  See page 56 through 61 (with respect to the opinion of Allen & Company) and pages 62 through 73 (with respect to the opinion of Citigroup).

25.                               Comment:  Also, for each analysis, indicate what observations or conclusions the Ask Jeeves board reached with respect to the information that these calculations provide.

Response:  Ask Jeeves has informed the Company that its board of directors did not make any specific observations or reach any specific conclusions with respect to any of the individual analyses presented by their financial advisors, but rather the board of directors reviewed and digested the analyses in their totality in reaching the board’s conclusions with respect to the advisability of the merger.  The disclosure has been revised on page 54 to reflect the foregoing.

Analysis of Historical Trading Activity, page 40

26.                               Comment:  To assist an investors understanding of the Historical Trading Analysis, please revise to use a graphical or tabular format.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 56.

Analysis of IAC Based on its Business Segments, page 41

27.                               Comment:  Please clarify what OIBA refers to in the first column.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 57.

Analysis of Premium Paid in Comparable Merger Transactions, page 42

28.                               Comment:  When you speak of an implied premium that the instant exchange ratio represents to comparable merger transactions, disclose the price implied by this exchange ratio.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 58.

Analysis of Premium Reflected in the Exchange Ratio, page 42

29.                               Comment:  If Allen & Company calculated the premium of the merger consideration in comparison to additional average closing prices besides the 30 day trailing average (for instance, 90 day and 180 day trailing averages), please disclose these figures also.

Response:  Ask Jeeves has informed the Company that neither Allen & Company nor Citigroup compared the premium of the merger consideration to the average closing prices for any other or longer period of time than the 30 day trailing average.

30.                               Comment:  Include a textual discussion explaining the point of the graphs on page 43.  In particular, describe how the instant transaction compares to others included in the survey.  Also, explain what you mean by the statement that the instant exchange ratio indicates a premium “within the range of premiums paid in the comparable merger transactions”—it appears that this transaction falls at the lower end of each of the ranges provided.

Response:  In response to the Staff’s comment, the disclosure has been revised.  See pages 58 through 59 (with respect to the opinion of Allen & Company) and pages 69 through 71 (with respect to the opinion of Citigroup).

Analysis of Selected Comparable Merger Transactions…, page 44

31.                               Comment:  Describe the criteria used to select comparable companies.

Response:  In response to the Staff’s comment, the disclosure has been revised.  See page 61 (with respect to the opinion of Allen & Company) and page 66 (with respect to the opinion of Citigroup).

32.                               Comment:  Discuss the results of Allen & Company’s comparable transaction analysis.  For instance, how does this transaction compare to the low, mean and high.

Response:  In response to the Staff’s comment, the disclosure has been revised.  See page 61 (with respect to the opinion of Allen & Company) and page 66 (with respect to the opinion of Citigroup).

Opinion of Citigroup Global Markets Inc., page 46

33.                               Comment:  Please revise to conform with above comments regarding Allen & Company’s opinion.  Generally, provide a textual discussion that describes what each of the analyses, including the graphical and tabular content, means to an average investor.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 54-62.

IAC’s Reasons for the Merger, page 56

34.                               Comment:  Please revise into two lists:  one of the factors the board believed favored the merger; the other the factors that did not favor the merger.  If the board did not consider any negative factors, so state.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 73-74.

35.                               Comment:  Please revise the section to clearly explain how each of the factors listed support or do not support the board’s decision to approve the merger.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 73-74.

Material United States Federal Income Tax Consequences, page 56

36.                               Comment:  Please revise to delete the word “summarizes” in the opening sentence.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 74.

Employment Agreement with Mr. Berkowitz, page 63

37.                               Comment:  File a copy of the employment agreement with Mr. Berkowitz.

Response:  In response to the Staff’s comment, the employment agreement with Mr. Berkowitz has been filed as Exhibit 10.1 to the Amended Registration Statement.

The Merger Agreement, page 66

38.                               Comment:  Clarify that your description of the merger agreement includes all material terms and delete the statement that your description is qualified by reference to the merger agreement.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 84.

Treatment of Securities in the Merger, page 66

39.                               Comment:  We note the statement that the shares will be converted into the right to receive “fully paid and nonassessable shares” of IAC common stock.  This is a legal conclusion you are not qualified to make.  Please either attribute this to counsel or delete it.  Revise throughout as necessary.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 84.

Conditions to the Merger, page 74

40.                               Comment:  We note your disclosure that the obligations of the parties to the merger agreement are subject to the fulfillment or waiver of conditions as described in this section.  Please indicate which of the conditions are waivable and by which party to the agreement.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 92-94.

Certain Legal Proceedings, page 93.

41.                               Comment:  Supplementally provide us copies of the complaints in the shareholder litigation discussed in this section.

Response:  In response to the Staff’s comment, copies of both complaints are enclosed herewith.

42.                               Comment:  We note your risk factor on page 23 provides that the cost of defending the shareholder litigation could be substantial.  Please reconcile this with your statement that you believe the claims are without merit.

Response:  In response to the Staff’s comment, the disclosure has been revised on pages 25-26.

43.                               Comment:  Quantify, if practicable, the amount of damages being claimed in the Lane’s Gifts and Collectibles et al. litigation.

Response:  Ask Jeeves has informed the Company that the plaintiffs have not quantified their damages and it is not practicable or possible for Ask Jeeves to do so.

Summary Comparison Among Rights of Holders, page 102

44.                               Comment:  From your disclosure in the document, it does not appear that you intend to unbundle and provide for a separate vote for some of these provisions.  Please consider and advise, for instance in regards to the availability of action by written consent or supermajority provisions.  Refer to Rule 14a-4(a)(3) and Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004), available on our website.

Response:  In the merger, the stockholders of Ask Jeeves will receive shares of IAC common stock, which will be converted into shares of common stock of IAC as described in the Amended Registration Statement.  The rights of holders of IAC common stock are set forth in the certificate of incorporation and bylaws of IAC.  Completion of the merger is not expected to alter or modify the existing rights of IAC stockholders.

Upon completion of IAC’s proposed spin-off of Expedia, IAC stockholders (including former stockholders of Ask Jeeves who received IAC stock pursuant to the merger) will receive common stock of Expedia.  The proposal to effect the spin-off of Expedia (which was announced prior to the Ask Jeeves transaction), as well as proposals to amend the rights of holders of IAC common stock and establish the rights of holders of Expedia common stock, will be voted upon at a special meeting of IAC stockholders that will take place prior to completion of the merger.  Accordingly, Ask Jeeves stockholders will not be holders of IAC common stock as of the record date for the IAC special meeting and therefore will not be entitled to vote on the spin-off transaction or the ancillary proposals presented to IAC stockholders at that meeting.

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”  (emphasis added)  The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) states that unbundling is sometimes necessary in merger and acquisition transactions to determine when charter, bylaw or similar provisions that will become applicable as a result of a transaction need to be set out as separate proposals.  (emphasis added)  The current rights of IAC stockholders and the rights of stockholders of IAC and Expedia after the spin-off are not “intended to be acted upon” by Ask Jeeves stockholders, nor are they “provisions that will become applicable as a result of” the merger.

For these reasons, we believe that a separate vote is neither required nor appropriate with respect to any of the provisions that are summarized in the section of the Amended Registration Statement entitled “Comparison of Stockholder Rights.”

Appendix B — Allen & Company Opinion, page B-3

45.                               Comment:  Revise the first full paragraph on page B-3 to delete the statement that the opinion is solely for the information of the board.

Response:  In response to the Staff’s comment, Allen & Company has revised the text of its opinion, and page B-3 of the Amended Registration Statement has been revised accordingly.

*          *           *          *           *          *

In addition, in response to the Staff’s closing comments, we enclose herewith a statement from IAC acknowledging that:

•         IAC is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•         IAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance of the Staff in this matter.  If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1327.

Very truly yours,

/s/ David C. Karp
David C. Karp

cc:	Gregory R. Blatt
IAC/InterActiveCorp

Brett Roberts
Ask Jeeves, Inc.

Peter T. Heilmann
Gibson, Dunn & Crutcher